Exhibit 100.4

NICE Actimize Enhances Intelligent eComms Surveillance Solution
with Next Generation Machine Learning and Investigative Tools

NICE Actimize’s market-leading intelligent analytics dramatically improve detection accuracy and reduce false positives by up to 93%, while reducing compliance costs

Hoboken, N.J., April 22, 2019 – As the volume and variety of regulated communications increase, the supervision challenges and risks for financial services organizations (FSOs) only become more complex. To address this, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has enhanced its Intelligent eCommunications Surveillance solution with next generation machine learning capabilities, intelligent analytics and investigative tools to strengthen surveillance detection and case management, reduce false alerts, and drive down compliance costs.

While today’s heightened regulatory requirements place greater surveillance demands on FSOs, certain legacy surveillance technology may make the job harder. For example, lexicon-based surveillance systems (which focus on specific words rather than understanding the communications’ context) can overwhelm compliance analysts with false alerts, often leading FSOs to increase staff size to manage this volume. Analysts may also spend inordinate amounts of time manually reconstructing trades and managing investigations. The latest release of NICE Actimize’s intelligent eComms Surveillance solution addresses these challenges with intelligent analytics to improve detection and accuracy.

Chris Wooten, Executive Vice President, NICE, stated: “NICE Actimize is a pioneer in applying machine learning and AI to communications surveillance, and over the past seven years we’ve continued to enhance our capabilities in this area. Many leading financial institutions, both on the buy-side and sell-side, currently leverage our solutions to improve their compliance programs’ detection accuracy, total cost of ownership and efficiency. We’ve also been acknowledged by analyst firms for our robust and comprehensive analytics capabilities and promising roadmap. This newest release of our eCommunications surveillance solution, with its next generation machine learning and our award-winning ActOne investigation and case management solution, brings communications surveillance detection and investigative efficiency to a whole new level.”

In addition to the above benefits, NICE Actimize’s Intelligent eCommunications Surveillance Solution, can:
•	Reconstruct trades up to fifty times faster (in minutes instead of days or weeks), so analysts spend less time on manual work and more time proactively managing risk.
•	Reduce the cost of compliance by automating compliance workflows and improving overall efficiency of compliance analysts by up to 80 percent.
•
Reduce regulatory and business risk by using advanced machine learning techniques and Natural Language Processing (NLP) driven analytics and models to automatically review 100 percent of regulated employee communications.

•	Achieve full compliance with MiFID II, Dodd-Frank and FX Global Code regulations around communications surveillance.
•	Reduce Total Cost of Ownership (TCO) through intelligent analytics and cloud deployment.

How Intelligent eComms Surveillance Works
The new release of Intelligent eCommunications Surveillance, which adds machine learning classification on top of NICE Actimize’s already robust Natural Language Processing speech and text analytics, enables FSOs to more accurately detect risky communications and extract quote and trade details from communications. As analysts review flagged communications in the ActOne investigation and case management interface, they’re now able to classify those communications based on their relevancy, business topic and asset class. The system then learns from this feedback, to bolster detection accuracy even further.

The ActOne case management platform also applies automation and intelligence to the compliance investigation process. Robotics automate repetitive, manual investigative tasks, while policy-driven workflows guide analysts through each action they need to take. Analysts can also use ActOne to collaborate with team-members, escalate cases, upload documents and notes, and share detailed findings, resulting in significantly streamlined investigations. The system can automatically reconstruct complete trades in minutes, by instantly searching and correlating billions of records across linked data sources (including trades, orders, voice recordings and electronic communications).

Learn More:
•	For more information on NICE Actimize's Intelligence eComms Surveillance, please click here.
•	To read Opimas’ report on Shortlisting Trade Surveillance Solutions, please click here.
•	For more information on the regulatory outlook for eComms Surveillance, please click here.
•	To register for upcoming webinars on Analytics in Financial Crime and Compliance Management, please click here.
•	For additional inquiries, email NICE at compliance@niceactimize.com

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551-256-5354, ir@nice.com, ET
Yisca Erez +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.